# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLIANCEBERNSTEIN L.P., CIK 0001109448
CUSIP: 01855A101
Title of class of securities: Units of Limited Partnership Interest
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 32703
Date of event which requires filing of this statement: 04/02/2025
Amends the filing with accession number 0000950170-25-025231
Filed by CIK 0001333986
Persons authorized to receive notices and communications: Robin M. Raju, 1345 Avenue of the Americas, New York, New York (NY), 10105, (212) 554-1234

## Reporting persons
- Equitable Holdings, Inc. (CIK 0001333986): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 66,551,014; shared voting power 0; sole dispositive power 66,551,014; shared dispositive power 0; aggregate amount beneficially owned 184,336,885 (63.11% of the class)
  Comment: Row 7, 9 and 11. The securities disclosed include 4,788,806 AB Holding Units exchangeable for AB Units under the Exchange Agreement.
- Alpha Units Holdings, Inc. (CIK 0001761959): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 75,851,289; shared voting power 0; sole dispositive power 75,851,289; shared dispositive power 0; aggregate amount beneficially owned 75,851,289 (25.97% of the class)
- Alpha Units Holdings II, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 41,934,582; shared voting power 0; sole dispositive power 41,934,582; shared dispositive power 0; aggregate amount beneficially owned 41,934,582 (14.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Partnership Interest
Name of issuer: ALLIANCEBERNSTEIN L.P.
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 32703
Comment:
This Amendment No. 25 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018, Amendment No. 19 to the Schedule 13D filed on January 3, 2019, Amendment No. 20 to the Schedule 13D filed on March 25, 2019, Amendment No. 21 to the Schedule 13D filed on May 14, 2021, Amendment 22 to the Schedule 13D filed November 6, 2024, Amendment 23 to the Schedule 13D filed on December 20, 2024 and Amendment 24 to the Schedule 13D filed on February 24, 2025, which Schedule 13D relates to the units of limited partnership interests ("AB Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

On February 24, 2025, Equitable Holdings, Inc., a Delaware corporation ("Equitable"), commenced a tender offer to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests ("AB Holding Units") in AllianceBernstein Holding L.P., a Delaware limited partnership ("AB Holding"), at a price of $38.50 per Unit (the "Purchase Price"), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2025, and the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer").

At 5:00 p.m., New York City time, on April 1, 2025, the Offer expired. Equitable accepted for payment, at a purchase price of $38.50 per AB Holding Unit, and will promptly pay for, all 19,682,946 AB Holding Units that were validly tendered and not validly withdrawn pursuant to the Offer.

This Amendment No. 25 is being filed to amend Items 3, 4 and 5 of the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by replacing the last four paragraphs thereof with the following paragraphs:

The aggregate Purchase Price for the 19,682,946 AB Holding Units to be purchased by Equitable is approximately $757.8 million.

Equitable anticipates that it will pay the aggregate Purchase Price from its available cash and cash equivalents.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Expiration of the Offer. AB Holding Units acquired in the Offer will increase Equitable's interest in AllianceBernstein. Prior to the Offer, Equitable and its subsidiaries had an approximate 61.9% interest in AllianceBernstein through their ownership of both general partnership interests in AllianceBernstein and AB Holding and AB Units. The 19,682,946 AB Holding Units that Equitable accepted for purchase represent approximately 17.8% of the outstanding AB Holding Units as of December 31, 2024, and, after giving effect to the purchase of such AB Holding Units, Equitable will have an approximate 68.6% economic interest in AllianceBernstein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended as follows:

Item 5(a) of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following paragraphs:

Upon Equitable's purchase of AB Holding Units pursuant to the Offer, Equitable will beneficially own 19,682,946 AB Holding Units, representing approximately 17.8% of the AB Holding Units outstanding, and 61,762,208 AB Units representing approximately 21.14% of the AB Units outstanding (or, assuming all 4,788,806 AB Holding Units are exchanged for AB Units pursuant to the terms of the Master Exchange Agreement, dated December 19, 2024 (the "Exchange Agreement"), with AllianceBernstein, Equitable will beneficially own 66,551,014 AB Units representing approximately 22.78% of the AB Units outstanding). As of the date of this Amendment No. 25, Alpha Units Holdings did not beneficially own directly any AB Holding Units and beneficially owned 75,851,289 AB Units, representing approximately 25.97% of the AB Units outstanding, and Alpha Units Holdings II did not beneficially own directly any AB Holding Units and beneficially owned directly 41,934,582 AB Units representing approximately 14.36% of the AB Units outstanding. Equitable, Alpha Units Holdings, and Alpha Units Holdings II have the sole power to vote or direct the vote and the sole power to dispose or direct the dispositions of each of their AB Units. By reason of its ownership interest in Alpha Units Holdings and Alpha Units Holdings II, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 75,851,289 AB Units owned directly by Alpha Units Holdings and the 41,934,582 AB Units owned directly by Alpha Units Holdings II, which, together with the 61,762,208 AB Units owned directly by Equitable, represent approximately 61.47% of the AB Units outstanding (or, assuming all 4,788,806 AB Holding Units are exchanged for AB Units pursuant to the terms of the Exchange Agreement, will represent approximately 63.11% of the AB Units outstanding).

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)

As noted in Item 4, after giving effect to the purchase of AB Holding Units pursuant to the Offer, Equitable will have an approximate 68.6% economic interest in AllianceBernstein.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 25, no transactions in AB Holding Units or AB Units were made by the Reporting Persons during the 60 days preceding the filing of this Amendment.

## Signatures
- Equitable Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chief Financial Officer (04/03/2025)
- Alpha Units Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of Board, President and Chief Executive Officer (04/03/2025)
- Alpha Units Holdings II, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of Board, President and Chief Executive Officer (04/03/2025)